Exhibit 99.1

                                                                 [CELANESE LOGO]

Investor Information       Celanese AG             Frankfurter Str. 111
                           Investor Relations      D-61476 Kronberg

                                                   Michael Oberste-Wilms
                                                    Phone: +49 69 305 83199
                                                    Fax: +49 69 305 83195
                                                    M.Oberste-Wilms@Celanese.com

                                                   Andrea Stine
                                                    Phone: +1 908 522 7784
                                                    Fax: +1 908 522 7583
                                                    A.Stine@Celanese.com

                                                   Oliver Stratmann
                                                    Phone: +49 69 305 4139
                                                    Fax: +49 69 305 83195
                                                    O.Stratmann@Celanese.com

February 13, 2003

Celanese Earnings Improve Significantly in 2002;
Company Proposes Dividend of (euro)0.44 per share

o     EBITDA excluding special charges increases 11% to (euro)440 million

o     Operating profit improves to (euro)155 million

o     Comparable EPS rise 54% to (euro)2.23

o     Net financial debt declines 40% to (euro)497 million

     KRONBERG, Germany - Celanese AG (CZZ:FSE; CZ:NYSE) today reported net earnings of (euro)187 million, or (euro)3.72 per share, in 2002 compared to a net loss of (euro)385 million, or (euro)7.65 per share a year earlier. Comparable earnings per share from continuing operations excluding special items and adjusted for intangible amortization increased from (euro)1.45 per share to
(euro)2.23 per share and exclude the results of the Trespaphan OPP films and the U.S. amines businesses, which were divested at the end of 2002.(1)

     In the fourth quarter, comparable earnings per share were (euro)0.40 compared to a loss of (euro)0.56 per share a year earlier. Net segment sales for the quarter improved slightly as volumes increased 6% and prices rose by 5%, mostly offset by unfavorable currency movements of 9%. EBITDA excluding special charges in Q4 rose 60% to

----------
(1) Operating data have been restated to reflect the divestiture of the Trespaphan oriented polypropylene (OPP) films and U.S. amines businesses, which appear as discontinued operations.

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Date: February 13, 2003                                          [CELANESE LOGO]

(euro)99 million from the year earlier period, mainly reflecting improved pricing, lower raw material costs and higher volumes in Acetyls as well as higher volumes and lower raw material costs in Ticona.

Financial Highlights


                                                                             Chg.
in (euro)millions                                       Q4 2002  Q4 2001     in %    FY 2002    FY 2001
--------------------------------------------------------------------------------------------------------
Net sales                                                 1,069    1,063       1       4,325      4,777
EBITDA excluding special charges(1)                          99       62      60         440        398
EBITDA margin(2)                                            9.3%     5.8%               10.2%       8.3%
Special (charges), net                                        6     (496)    n.m.          1       (496)
Depreciation & amortization expense(3)                       68       99     -31         286        390
Operating profit (loss) (3)                                  37     (533)    n.m.        155       (488)
Earnings (loss) from continuing ops. before taxes(3)         40     (531)    n.m.        166       (490)
Earnings (loss) from continuing operations(3)                24     (402)    n.m.        113       (364)
Net earnings (loss) adj. for intangible amortization(3)      90     (398)    n.m.        177       (298)

Capital expenditures                                         74       85     -13         218        217
-------------------------------------------------------------------------        -----------------------

Net earnings (loss) per share (EPS in (euro))(4):
 EPS from continuing operations                            0.48    (7.99)    n.m.       2.25      (7.23)
 Adjustments to EPS:
  Special charges, net of tax(5)                          (0.08)    3.12               (0.02)      3.12
  Special charges, goodwill impairment(6)                    -      4.82                  -        4.82
  One-time tax benefit(7)                                    -     (0.91)                 -       (0.91)
  Intangible amortization(3)                                 -      0.40                  -        1.65
-------------------------------------------------------------------------        -----------------------
 EPS from cont. operations excluding special
  items and adj. for intangible amortization               0.40    (0.56)    n.m.       2.23       1.45

Average shares outstanding (thousands)                   50,300   50,335       0      50,329     50,332
-------------------------------------------------------------------------        -----------------------

                                                         Dec 31   Dec 31
in (euro)millions                                          2002     2001
------------------------------------------------------------------------
Trade working capital(8)                                    618      605       2
Total financial debt(9)                                     615      880     -30
Net financial debt(10)                                      497      835     -40
Shareholders' equity                                      2,005    2,210      -9
Total assets                                              6,127    7,064     -13
--------------------------------------------------------------------------------

(1) Earnings before interest, taxes, depreciation and amortization excluding special charges equals operating profit plus depreciation & amortization plus special charges
(2)   EBITDA excluding special charges as a percentage of net sales
(3)   Refer to "Basis of Presentation"
(4) Per-share data are based on weighted average shares outstanding in each period
(5) Special charges, excluding goodwill impairment, tax affected using a notional 38% tax rate
(6)   Non-tax deductible goodwill impairment
(7) One-time tax effect in Q4 2001 due to an adjustment of valuation allowances in Germany
(8) Trade accounts receivable from third parties and affiliates, net of allowance for doubtful accounts, plus inventories, less trade accounts payable to third parties and affiliates.
(9)   Short- and long-term debt
(10)  Total financial debt less cash & cash equivalents.
n.m. = not meaningful

Page: 3 of 15
Date: February 13, 2003                                          [CELANESE LOGO]

     The company also announced today that it will propose to its shareholders at the April 1, 2003 annual general meeting the distribution of a dividend of
(euro)0.44 per share payable on April 2, 2003.

     "The solid improvement in performance amid difficult business conditions is a result of our strategy of focusing on core businesses, pursuing growth opportunities and strengthening productivity," said Claudio Sonder, Celanese chief executive officer. "We will continue with this strategy by growing into higher value businesses, increasing profitability and maintaining a strong balance sheet."





    Basis of Presentation: Effective January 1, 2002, Celanese adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", and ceased amortizing goodwill and intangibles without finite lives. The related charges in 2001 were a net expense of (euro)77 million in selling, general and administrative expense and a (euro)6 million expense in equity in net earnings of affiliates and a (euro)4 million expense in discontinued operations. Additionally, the standard requires that all negative goodwill on the balance sheet be written off immediately and classified as a cumulative effect of change in accounting principle on the consolidated statement of operations. As a result, income of (euro)10 million was recorded in the first quarter of 2002.

    In 2002, Celanese changed the actuarial valuation measurement date for its US pension and other postretirement benefit plans from September 30 to December 31 in order to bring the valuation date in line with its fiscal year end and to allow for a more current measurement of the related actuarial components. This was accounted for as a change in accounting principle and resulted in a cumulative effect adjustment of income of (euro)9 million in the fourth quarter of 2002 and a reduction of 2002 full-year pension expense of approximately
(euro)15 million.


     The full year results, together with the adjustments made to present the results on a comparable basis, have been audited. The quarterly results presented in this release, together with the adjustments made to present the results on a comparable basis, have not been audited and are based on the internal financial data furnished to management. Additionally, the quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period.

    Results restated: The results for all periods of 2001 and 2002 have been restated to reflect the reclassification of Trespaphan (formerly in the Performance Products segment) and amines (formerly in the Chemical Intermediates segment) as discontinued operations.

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Date: February 13, 2003                                          [CELANESE LOGO]

Consolidated Statements of Operations
                                                                               Chg.
in (euro)millions                                       Q4 2002    Q4 2001     in %  FY 2002    FY 2001
--------------------------------------------------------------------------------------------------------
Net sales                                                 1,069      1,063        1    4,325      4,777
 Cost of sales                                             (902)      (921)      -2   (3,643)    (4,132)
--------------------------------------------------------------------------          --------------------
Gross profit                                                167        142       18      682        645

 Selling, general & administrative expense(1)              (118)      (156)     -24     (471)      (552)
 Research & development expense                             (19)       (22)     -14      (74)       (87)
 Special charges, net                                         6       (496)    n.m.        1       (496)
 Foreign exchange gain (loss)                                 1         (1)    n.m.        5          2
 Gain on disposition of assets                                0          0        0       12          0
--------------------------------------------------------------------------          --------------------
Operating profit (loss)                                      37       (533)    n.m.      155      (488)

 Equity in net earnings of affiliates(1)                      7          4       75       22         13
 Interest expense                                           (15)       (16)      -6      (59)       (80)
 Interest & other income, net                                11         14      -21       48         65
--------------------------------------------------------------------------          --------------------
Earnings (loss) from continuing operations
 before tax and minority interests                           40       (531)    n.m.      166       (490)

 Income tax (provision) benefit                             (16)       129     n.m.      (53)       126
--------------------------------------------------------------------------          --------------------
Earnings (loss) from continuing operations
 before minority interests                                   24       (402)    n.m.      113       (364)

 Minority interests                                           0          0        0        0          0
--------------------------------------------------------------------------          --------------------
Earnings (loss) from continuing operations                   24       (402)    n.m.      113       (364)

 Earnings (loss) from disc. operations before tax            12        (27)    n.m.       15        (26)
 Related income tax benefit                                  45         10     n.m.       40          5
--------------------------------------------------------------------------          --------------------
 Earnings (loss) from discontinued operations                57        (17)    n.m.       55        (21)
 Cumulative effect of change in accounting principle(1)       9          0                19          0
--------------------------------------------------------------------------          --------------------
Net earnings (loss)                                          90       (419)    n.m.      187       (385)

 Adjustment for intangible amortization(1)                    0         21               (10)        87
--------------------------------------------------------------------------          --------------------
Net earnings (loss) adj. for intangible amortization         90       (398)    n.m.      177       (298)
--------------------------------------------------------------------------------------------------------

Earnings (Loss) per Share - Basic and Diluted(2)

                                                                               Chg.
in (euro)                                               Q4 2002    Q4 2001     in %  FY 2002    FY 2001
--------------------------------------------------------------------------------------------------------
Continuing operations                                      0.48      (7.99)    n.m.     2.25       (7.23)
 Discontinued operations                                   1.13      (0.34)             1.09       (0.42)
 Cum. effect of change in accounting principle(1)          0.18       0.00              0.38        0.00
--------------------------------------------------------------------------          --------------------
Net earnings (loss)                                        1.79      (8.33)    n.m.     3.72       (7.65)
 Adjustment for intangible amortization(1)                 0.00       0.42             (0.20)       1.73
--------------------------------------------------------------------------          --------------------
Net earnings (loss) adj. for intangible amortization       1.79      (7.91)    n.m.     3.52       (5.92)

Average shares outstanding (thousands)                   50,300     50,335        0   50,329      50,332
--------------------------------------------------------------------------------------------------------

(1)   Refer to "Basis of Presentation"
(2) Per-share data are based on weighted average shares outstanding in each period

Page: 5 of 15
Date: February 13, 2003                                          [CELANESE LOGO]

Consolidated Balance Sheets

                                                      Dec 31        Dec 31
in (euro)millions                                       2002          2001
--------------------------------------------------------------------------
ASSETS
Current Assets:
 Cash & cash equivalents                                 118            45
 Receivables, net:
  Trade receivables - third party and affiliates         668           646
  Other receivables                                      443           506
 Inventories                                             523           579
 Deferred income taxes                                    80            98
 Other assets                                             44            41
 Assets of discontinued operations                         3           285
--------------------------------------------------------------------------
Total current assets                                   1,879         2,200

 Investments                                             454           566
 Property, plant and equipment, net                    1,621         1,907
 Deferred income taxes                                   598           532
 Other assets                                            541           693
 Intangible assets, net                                1,034         1,166
--------------------------------------------------------------------------
Total assets                                           6,127         7,064
--------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term borrowings and current
  installments of long-term debt                         195           267
 Accounts payable & accrued liabilities:
  Trade payables - third party & affiliates              573           620
  Other current liabilities                              659           826
 Deferred income taxes                                    10             6
 Income taxes payable                                    402           458
 Liabilities of discontinued operations                    4            81
--------------------------------------------------------------------------
Total current liabilities                              1,843         2,258

 Long-term debt                                          420           613
 Deferred income taxes                                    52            51
 Other liabilities                                     1,795         1,920
 Minority interests                                       12            12
 Shareholders' equity                                  2,005         2,210
--------------------------------------------------------------------------
Total liabilities and shareholders' equity             6,127         7,064
--------------------------------------------------------------------------

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Date: February 13, 2003                                          [CELANESE LOGO]

Consolidated Statements of Cash Flows

in (euro)millions                                                  FY 2002           FY 2001
--------------------------------------------------------------------------------------------
Operating activities of continuing operations:
 Net earnings (loss)                                                   187              (385)
 (Earnings) loss from operation of discontinued operations, net        (41)               30
 Gain on disposal of discontinued operations, net of tax               (14)               (9)
 Cumulative effects of changes in accounting principles                (19)                0
Adjustments to reconcile net earnings (loss) to net cash
 provided by operating activities:
 Special charges, net of amounts used                                  (63)              397
 Depreciation and amortization                                         286               390
 Change in equity of affiliates                                         46                 8
 Deferred income taxes                                                   9              (283)
 Gain on disposition of assets, net                                    (12)               (7)
 Write-downs of investments                                             15                10
 Changes in operating assets and liabilities:
  Trade receivables, net - third party & affiliates                    (64)              284
  Other receivables                                                    (18)              164
  Sale of trade receivables                                              0                 0
  Inventories                                                            4               101
  Trade payables - third party & affiliates                             12               (60)
  Other liabilities                                                     55              (280)
 Income taxes payable                                                    3               159
 Other, net                                                              1                 3
--------------------------------------------------------------------------------------------
Net cash provided by operating activities                              387               522

Investing activities of continuing operations:
 Capital expenditure on property plant & equipment                    (218)             (217)
 Acquisition of businesses & purchase of investments                  (125)               (2)
 (Outflow) proceeds on sale of assets                                  (15)                6
 Proceeds and repayments of borrowings from disposal
  of discontinued operations                                           201                38
 Proceeds from sale of marketable securities                           221               348
 Purchases of marketable securities                                   (239)             (298)
 Distributions from affiliates                                          41                 4
 Other, net                                                            (16)                0
--------------------------------------------------------------------------------------------
Net cash used in investing activities                                 (150)             (121)

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Date: February 13, 2003                                          [CELANESE LOGO]

Consolidated Statements of Cash Flows (cont.)

in (euro)millions                                                  FY 2002           FY 2001
--------------------------------------------------------------------------------------------
Financing activities of continuing operations:
 Short-term borrowings, net                                           (154)             (164)
 Proceeds from long-term debt                                           57                 0
 Payments of long-term debt                                            (53)             (192)
 Purchase of treasury stock                                             (6)                0
 Dividend payments                                                       0               (20)
 Other, net                                                              0                 0
--------------------------------------------------------------------------------------------
Net cash used in financing activities                                 (156)             (376)

 Exchange rate effects on cash                                          (8)                1
--------------------------------------------------------------------------------------------
Net increase in cash & cash equivalents                                 73                26

Cash and cash equivalents at beginning of year                          45                19
--------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                               118                45
--------------------------------------------------------------------------------------------

Net cash provided by (used in) discontinued operations:
 Operating activities                                                   11                (2)
 Investing activities                                                  (12)                0
 Financing activities                                                   (2)                0
--------------------------------------------------------------------------------------------
Net cash used in discontinued operations                                (3)               (2)
--------------------------------------------------------------------------------------------

     Earnings from continuing operations increased as the result of lower special charges, improved margins, lower amortization expense due to the adoption of SFAS No. 142 and increased cost savings from restructuring and other initiatives, and higher volumes. Sales decreased to (euro)4.3 billion from
(euro)4.8 billion, as lower pricing and currency effects more than offset volume increases.

     Earnings before interest, taxes, depreciation and amortization (EBITDA) excluding special charges rose to (euro)440 million from (euro)398 million in 2001. EBITDA excluding special charges as a percent of sales increased to 10.2% from 8.3% a year earlier.

     Discontinued operations in 2002 included a pre-tax gain of (euro)14 million on disposals and pre-tax earnings from operations of (euro)1 million. In addition, the company recognized a related tax benefit of (euro)40 million associated with a tax-deductible write-down of the tax basis for Trespaphan's subsidiary in Germany. In 2001 discontinued operations included (euro)30 million of goodwill and asset impairment related to the U.S. amines business.

     Celanese reduced net financial debt by 40% to (euro)497 million as of December 31, 2002 from (euro)835 million a year earlier. The improvement resulted from a continuing

Page: 8 of 15
Date: February 13, 2003                                          [CELANESE LOGO]

high level of cash flow from operations, net proceeds from divestitures and favorable currency movements.

     "In a year of some operating pressure, Celanese strengthened its financial position," said Chief Financial Officer Perry Premdas. "Due to strong cash flow management in each segment, we were able to finance an acquisition, contribute about (euro)100 million to our U.S. pension funds, and resume share repurchases while reducing our net debt at the same time."

     As a result of declines in the financial markets, the value of the company's pension assets decreased in 2002. This, with reductions in actuarial assumptions and translation effects of the dollar versus the euro, reduced shareholders' equity by (euro)220 million. In 2002, Celanese had (euro)69 million in pension and post retirement benefits expense and contributed about
(euro)100 million to its U.S. pension plan.

     Restructuring from Celanese's "Focus" and "Forward" initiatives, started in 2001, generated around (euro)100 million in savings in 2002. In 2003, annual savings are expected to increase to about (euro)140 million with the completion of these programs. Restructuring eliminated close to 1,500 positions by the end of 2002. In addition, Celanese's company-wide operational excellence efforts, including Six Sigma, continued to contribute to profitability.

     "Celanese today is a much leaner and more efficient company than it was three years ago," said Dave Weidman, Chief Operational Officer of Celanese. "The worldwide Celanese team of employees is embracing a results oriented culture that focuses on increasing productivity and growth. Six Sigma has been a key tool to successfully implement change."

Strategic Initiatives in 2002

     Celanese took a major step to enhance the value of its acetyls business by acquiring the European emulsions and worldwide emulsion powders businesses of Clariant AG of Switzerland. The acquisition, completed in December 2002, extends Celanese's acetyl value chain into higher value businesses and is expected to be earnings and cash flow positive in 2003. In March 2002, Celanese formed the "EsteCH" joint venture with Hatco Corporation to manufacture and market neopolyol esters used in high performance synthetic lubricants.

     In November 2002, Celanese finalized an agreement with Degussa AG to establish a 50/50 joint venture for their European oxo chemicals activities. The agreement is presently undergoing a second-stage review by European authorities. At year end, the company also divested its non-core Trespaphan OPP films business and its underperforming U.S. amines business.

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Date: February 13, 2003                                          [CELANESE LOGO]


Segment Net Sales

                                                                      Chg.
in (euro)millions                             Q4 2002   Q4 2001       in %      FY 2002    FY 2001
--------------------------------------------------------------------------------------------------
 Acetyl Products                                  494       456          8        1,923      2,155
 Chemical Intermediates                           226       225          0          907      1,020
 Acetate Products                                 166       189        -12          670        762
 Technical Polymers Ticona                        172       169          2          757        773
 Performance Products                              35        37         -5          161        159
---------------------------------------------------------------            -----------------------
Segment total                                   1,093     1,076          2        4,418      4,869
 Other activities                                  16        21        -24           68         83
 Intersegment eliminations                        (40)      (34)        18         (161)      (175)
---------------------------------------------------------------            -----------------------
Total                                           1,069     1,063          1        4,325      4,777
--------------------------------------------------------------------------------------------------

Factors Affecting Fourth-Quarter Segment Sales

in percent                                     Volume     Price   Currency        Other      Total
--------------------------------------------------------------------------------------------------
 Acetyl Products                                    4        13         -9            0          8
 Chemical Intermediates                             8         1         -9            0          0
 Acetate Products                                  -2         1        -11            0        -12
 Technical Polymers Ticona                         13        -4         -7            0          2
 Performance Products                              13       -18          0            0         -5
 Segment total                                      6         5         -9            0          2
--------------------------------------------------------------------------------------------------

Factors Affecting Full-Year Segment Sales

in percent                                     Volume     Price   Currency        Other      Total
--------------------------------------------------------------------------------------------------
 Acetyl Products                                    4       -12         -3            0        -11
 Chemical Intermediates                             0        -8         -3            0        -11
 Acetate Products                                  -7         0         -5            0        -12
 Technical Polymers Ticona                          4        -3         -3            0         -2
 Performance Products                              10        -9          0            0          1
 Segment total                                      2        -8         -3            0         -9
--------------------------------------------------------------------------------------------------

Segment EBITDA Excluding Special Charges

                                                                      Chg.
in (euro)millions                             Q4 2002   Q4 2001       in %      FY 2002    FY 2001
--------------------------------------------------------------------------------------------------
 Acetyl Products                                   71        25       >100          252        208
 Chemical Intermediates                             9        10        -10           22         30
 Acetate Products                                  19        23        -17           81         91
 Technical Polymers Ticona                         10         0       n.m.           87         52
 Performance Products                              10         9         11           55         50
---------------------------------------------------------------            -----------------------
Segment total                                     119        67         78          497        431
 Other activities                                 (20)       (5)      n.m.          (57)       (33)
---------------------------------------------------------------            -----------------------
Total                                              99        62         60          440        398
--------------------------------------------------------------------------------------------------

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Date: February 13, 2003                                          [CELANESE LOGO]

Full-Year 2002 Segment Results

     Net sales for Acetyl Products decreased by 11% to (euro)1,923 million in 2002 from (euro)2,155 million in 2001, as higher volumes could not offset lower pricing and currency effects. Although overall selling prices were lower year on year, pricing rose steadily throughout 2002 as a result of higher demand, temporarily tight supply conditions and a sequential quarterly rise in raw material costs. Increased demand as well as temporary supply-demand imbalances resulted in higher volumes, specifically for vinyl acetate monomer in the United States and Asia and for acetic acid and polyvinyl alcohol, primarily in Asia. EBITDA excluding special charges for the Acetyls segment improved 21% to
(euro)252 million in 2002 from (euro)208 million in 2001 due to higher sales volumes, improved margins and benefits from productivity and restructuring initiatives.

     Net sales of the Chemical Intermediates segment decreased by 11% to
(euro)907 million mainly as the result of lower pricing and unfavorable currency effects. Pricing declines reflected lower raw material and energy costs and competitive pressure, primarily in acrylates. EBITDA excluding special charges decreased from (euro)30 million to (euro)22 million as benefits from lower raw material and energy costs only partially offset lower pricing.

     Acetate Products net sales decreased by 12% to (euro)670 million and EBITDA excluding special charges decreased 11% to (euro)81 million, as the result of lower sales volumes and unfavorable currency movements. Average pricing for acetate was stable in 2002.

     Net sales for the Technical Polymers Ticona segment decreased by 2% to
(euro)757 million as lower selling prices and unfavorable currency movements offset higher volumes. Volume increases reflected some improvement in demand from the automotive and other-end-use industries, especially in Europe. EBITDA excluding special charges rose significantly to (euro)87 million mainly as the result of reduced raw material costs and increased sales volumes.

     Net sales of the Performance Products segment, consisting of the Nutrinova food ingredients business, increased slightly to (euro)161 million as increased volumes from the strong growth of the high intensity sweetener Sunett(R) were largely offset by price decreases. Overall pricing declined, mainly in connection with higher Sunett volumes to major customers. EBITDA excluding special charges rose 10% to (euro)55 million mainly on higher volumes.

     Net sales of Other Activities decreased by 18% to (euro)68 million, primarily reflecting the divestiture of an InfraServ subsidiary and the expiration of certain

Page: 11 of 15
Date: February 13, 2003                                          [CELANESE LOGO]

service contracts and licensing fees at Celanese Ventures GmbH. EBITDA excluding special charges decreased to a loss of (euro)57 million in 2002 from a loss of
(euro)33 million in 2001 due to a variety of factors, including an adjustment to loss reserves at the captive insurance companies, lower commission income at a procurement subsidiary and reduced revenues from Celanese Ventures.

Outlook

     At the start of 2003, visibility remains low and economic growth has been slow and uneven. We expect higher raw material and energy costs and a strong euro exchange rate versus the dollar to continue during the first six months of 2003.

     In this environment, we continue our emphasis on productivity, cost reduction and sound financial management. We expect further progress in the implementation of our operational excellence programs and increased cost savings from the completion of our "Focus" and "Forward" initiatives.

     In the Acetyl Products segment, the supply / demand balance is expected to normalize following temporary industry production outages and maintenance turnarounds in the second half of last year. We are confident that the newly acquired emulsions businesses will contribute to profitability in this segment. We remain cautious with respect to demand in the Technical Polymers Ticona segment, as the uncertain outlook for consumer spending could affect the segment's end-use markets.

     Based on currently rising hydrocarbon costs and the likely prospect of a continued, slow economic recovery, we expect that, with our continued focus on cost reduction and productivity improvement, EBITDA excluding special charges for the first half of 2003 will be at or slightly better than the first half of 2002.

          The Board of Management
          Kronberg/Ts.
          February 13, 2003

Page: 12 of 15                                                   [CELANESE LOGO]
Date: February 13, 2003

Supplemental Information

Segment Operating Profit
                                                                              Chg
in (euro)millions                                 Q4 2002     Q4 2001        in %    FY 2002     FY 2001
---------------------------------------------------------------------------------------------------------
  Acetyl Products                                      48        (129)       n.m.        145         (73)
  Chemical Intermediates                               (1)       (324)       n.m.        (29)       (374)
  Acetate Products                                      7         (10)       n.m.         24         (32)
  Technical Polymers Ticona                           (11)        (40)       n.m.         22         (15)
  Performance Products                                  8           7          14         48          44
--------------------------------------------------------------------------        -----------------------
Segment total                                          51        (496)       n.m.        210        (450)
  Other activities                                    (14)        (37)       n.m.        (55)        (38)
--------------------------------------------------------------------------        -----------------------
Total                                                  37        (533)       n.m.        155        (488)
---------------------------------------------------------------------------------------------------------

Special (Charges) in Operating Profit
                                                                              Chg
in (euro)millions                                 Q4 2002     Q4 2001        in %    FY 2002     FY 2001
---------------------------------------------------------------------------------------------------------
  Acetyl Products                                       4        (116)       n.m.          3        (125)
  Chemical Intermediates                               (1)       (315)       -100         (3)       (328)
  Acetate Products                                      0         (14)       -100          0         (50)
  Technical Polymers Ticona                            (6)        (20)        -70         (8)          9
  Performance Products                                  0           0           0          0           0
--------------------------------------------------------------------------        -----------------------
Segment total                                          (3)       (465)        -99         (8)       (494)
  Other activities                                      9         (31)       n.m.          9          (2)
--------------------------------------------------------------------------        -----------------------
Total                                                   6        (496)       n.m.          1        (496)
---------------------------------------------------------------------------------------------------------

Capital Expenditures
                                                                              Chg
in (euro)millions                                 Q4 2002     Q4 2001        in %    FY 2002     FY 2001
---------------------------------------------------------------------------------------------------------
  Acetyl Products                                      13          18         -28         40          43
  Chemical Intermediates                               28          11        >100         70          30
  Acetate Products                                     14           9          56         31          35
  Technical Polymers Ticona                            15          41         -63         66          97
  Performance Products                                  2           1         100          4           2
--------------------------------------------------------------------------        -----------------------
Segment total                                          72          80         -10        211         207
  Other activities                                      2           5         -60          7          10
--------------------------------------------------------------------------        -----------------------
Total                                                  74          85         -13        218         217
---------------------------------------------------------------------------------------------------------

Page: 13 of 15                                                   [CELANESE LOGO]
Date: February 13, 2003

Depreciation Expense

                                                                              Chg
in (euro)millions                                 Q4 2002     Q4 2001        in %    FY 2002     FY 2001
---------------------------------------------------------------------------------------------------------
  Acetyl Products                                      27          31         -13        110         123
  Chemical Intermediates                                9          14         -36         48          59
  Acetate Products                                     12          16         -25         57          63
  Technical Polymers Ticona                            15          14           7         56          53
  Performance Products                                  1           2         -50          6           6
--------------------------------------------------------------------------        -----------------------
Segment total                                          64          77         -17        277         304
  Other activities                                      3           1        >100          6           3
--------------------------------------------------------------------------        -----------------------
Total                                                  67          78         -14        283         307
---------------------------------------------------------------------------------------------------------

Amortization Expense
                                                                              Chg
in (euro)millions                                 Q4 2002     Q4 2001        in %    FY 2002     FY 2001
---------------------------------------------------------------------------------------------------------
  Acetyl Products                                       0           7        -100          0          33
  Chemical Intermediates                                0           5        -100          0          17
  Acetate Products                                      0           3        -100          0          10
  Technical Polymers Ticona                             0           6        -100          1          23
  Performance Products                                  1           0        n.m.          1           0
--------------------------------------------------------------------------        -----------------------
Segment total                                           1          21         -95          2          83
  Other activities                                      0           0           0          1           0
--------------------------------------------------------------------------        -----------------------
Total                                                   1          21         -95          3          83
---------------------------------------------------------------------------------------------------------

Stock Appreciation Rights (Expense)
                                                                              Chg
in (euro)millions                                 Q4 2002     Q4 2001        in %    FY 2002     FY 2001
---------------------------------------------------------------------------------------------------------
  Acetyl Products                                      (1)         (5)        -80         (1)         (3)
  Chemical Intermediates                               (1)         (3)        -67         (1)         (2)
  Acetate Products                                      0          (1)       -100          0          (1)
  Technical Polymers Ticona                            (3)         (3)          0         (1)         (2)
  Performance Products                                  0           0           0          0           0
--------------------------------------------------------------------------        -----------------------
Segment total                                          (5)        (12)        -58         (3)         (8)
  Other activities                                     (3)         (6)        -50         (1)         (3)
--------------------------------------------------------------------------        -----------------------
Total                                                  (8)        (18)        -56         (4)        (11)
---------------------------------------------------------------------------------------------------------

Page: 14 of 15                                                   [CELANESE LOGO]
Date: February 13, 2003

2001 Adjusted Earnings Per Share(1,2)

in (euro)                                         Q1 2001     Q2 2001      Q3 2001      Q4 2001      FY 2001
-------------------------------------------------------------------------------------------------------------
EPS from continuing operations                       0.60        0.18        (0.02)       (7.99)       (7.23)
Adjustments to EPS:
  Special charges, net of tax(3)                     0.01       (0.01)        0.00         3.12         3.12
  Special charges, goodwill impairment(4)              --          --           --         4.82         4.82
  One-time tax benefit(5)                              --          --           --        (0.91)       (0.91)
  Adjustment for intangible amortization(1)          0.38        0.41         0.46         0.40         1.65
-------------------------------------------------------------------------------------------------------------
EPS from continuing ops. excl. special items
  and adjusted for intangible amortization           0.99        0.58         0.44        (0.56)        1.45

EPS from continuing & discontinued operations
  adjusted for intangible amortization               0.91        0.68         0.40        (7.91)       (5.92)

Average shares outstanding (thousands)             50,326      50,331       50,335       50,335       50,332
-------------------------------------------------------------------------------------------------------------

(1)  Refer to "Basis of Presentation"
(2) EPS are calculated for each period based on weighted average shares outstanding
(3) Special charges excluding goodwill impairment tax affected using a notional 38% tax rate
(4)  Non-tax deductible goodwill impairment tax affected using a 0% tax rate
(5) One-time tax benefit due to an adjustment of valuation allowances in Germany

Additional Information

                                                                               Chg.
                                                     Q4 2002    Q4 2001        in %    FY 2002    FY 2001
---------------------------------------------------------------------------------------------------------
EPS from continuing ops. excl. special items
 and adjusted for intangible amortization
  in (euro)per share                                    0.40      (0.56)       n.m.       2.23       1.45
  in $ per share(1)                                     0.42                              2.34

Exchange rates ((euro)/$):
  Period ending rate                                   0.954                             0.954
  Average rate                                         1.001      1.116         -10      1.058      1.117
---------------------------------------------------------------------------------------------------------

(1) Calculated for convenience from the underlying euro data at the period-ending exchange rate

Page: 15 of 15                                                   [CELANESE LOGO]
Date: February 13, 2003

Forward-looking statements: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe," "estimate," "intend," "may," "will," "expect," "plan" and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations.

Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors, application of new or changed accounting standards or other government agency regulations, the impact of tax legislation and regulations in jurisdictions in which Celanese operates, the timing and rate at which tax credit and loss carryforwards can be utilized, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.

Upcoming events

     Annual General Meeting will be held on April 1st, 2003 in Oberhausen,
Germany

     First quarter 2003 results be published on April, 30th, 2003.

Investor Relations

     Michael Oberste-Wilms
     Phone:  +49 69 305 83199   Fax:  +49 69 305 83195
     M.Oberste-Wilms@Celanese.com

     Andrea Stine
     Phone:  +1 908 522 7784    Fax:  +1 908 522 7583
     A.Stine@Celanese.com

     Oliver Stratmann
     Phone:  +49 69 305 4139    Fax:  +49 69 305 83195
     O.Stratmann@Celanese.com